Exhibit 1

BRF S.A. announces cash tender offer for its 4.875% Senior Notes due 2030

São Paulo, Brazil – June 2, 2021 – BRF S.A. (“BRF”) today announces the commencement of an offer to purchase for cash up to the Maximum Amount (as defined below) of the outstanding 4.875% Senior Notes due 2030 (the “2030 Notes” or the “Notes”) issued by BRF (the “Offer”).

The Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated June 2, 2021 (the “Offer to Purchase”). The Offer is not contingent upon the tender of any minimum principal amount of Notes, but BRF will only purchase 2030 Notes up to the total purchase price, including any applicable Tender Consideration (as defined below) and Early Tender Premium (as defined below) but excluding any applicable Accrued Interest (as defined below), not to exceed U.S.$180 million (the “Maximum Amount”). Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Early Tender Date (as defined below), no 2030 Notes that are validly tendered after the Early Tender Date will be accepted for purchase, even if validly tendered and not validly withdrawn, and any 2030 Notes tendered on or prior to the Early Tender Date and accepted for purchase on the Early Acceptance Date (as defined in the Offer to Purchase) or the Expiration Date (as defined below), if the Early Settlement Right (as defined below) is not exercised, will be accepted on a prorated basis such that BRF purchases an aggregate principal amount of 2030 Notes that would result in the total purchase price, including any applicable Tender Consideration and Early Tender Premium but excluding any applicable Accrued Interest, not exceeding the Maximum Amount in the Offer.

The following table sets forth certain information relating to the Offer.

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding	Maximum Amount(3)	Tender Consideration(1)	Early Tender Premium(1)	Total Consideration(1)(2)
4.875% Senior Notes due 2030	10552T AG2 / P1905CJX9	US10552TAG22 / USP1905CJX94	U.S.$750,000,000	U.S.$180,000,000	U.S.$1,017.50	U.S.$30	U.S.$1,047.50

(1)	The amount to be paid for each U.S.$1,000 principal amount of 2030 Notes validly tendered and accepted for purchase, excluding Accrued Interest on the 2030 Notes to the applicable Settlement Date (as defined below).
(2)	The Total Consideration equals the Tender Consideration plus the Early Tender Premium.
(3)	The Maximum Amount equals a total purchase price, including any applicable Tender Consideration and Early Tender Premium but excluding any applicable Accrued Interest, of U.S.$180.0 million.
1

Indicative Timetable for the Offer:

Commencement of the Offer	June 2, 2021

Withdrawal Date	5:00 p.m. (New York City time) on June 15, 2021, unless extended by BRF in its sole discretion.

Early Tender Date	5:00 p.m. (New York City time) on June 15, 2021, unless extended by BRF in its sole discretion.

Early Settlement Date	If BRF elects to exercise the Early Settlement Right (as defined below), promptly after the acceptance by BRF for purchase of the 2030 Notes validly tendered before the Early Tender Date and not withdrawn on or prior to the Withdrawal Date (as defined below), upon satisfaction (or waiver by BRF) of each and all of the conditions set forth in this Offer to Purchase.

BRF expects that the Early Settlement Date, if any, will be on or about one Business Day following the Early Tender Date, which would be on June 16, 2021, unless the Early Tender Date is extended by BRF in its sole discretion.

Expiration Date	11:59 p.m. (New York City time) June 29, 2021, unless extended by BRF in its sole discretion.

Final Settlement Date	Promptly after the acceptance by BRF for purchase of the 2030 Notes validly tendered after the Early Tender Date but on or prior to the Expiration Date, upon satisfaction (or waiver by BRF) of each and all of the conditions set forth in this Offer to Purchase.

BRF expects that the Final Settlement Date will be on or about one Business Day following the Expiration Date, which would be June 30, 2021, unless the Expiration Date is extended by BRF in its sole discretion.

The Offer will expire at 11:59 p.m. (New York City time) on June 29, 2021, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Expiration Date”).

Holders of 2030 Notes who validly tender and do not validly withdraw their 2030 Notes on or prior to 5:00 p.m. (New York City time) on June 15, 2021, unless extended (such time and date, as they may be extended, the “Early Tender Date”), will be eligible to receive the total consideration of U.S.$1,047.50 per U.S.$1,000 principal amount of 2030 Notes tendered (the “Total Consideration”), which includes an early tender premium of U.S.$30 per U.S.$1,000 principal amount of 2030 Notes validly tendered on or prior to the Early Tender Date and not validly withdrawn on or prior to the Withdrawal Date (the “Early Tender Premium”). Holders who validly tender and do not validly withdraw their 2030 Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the tender consideration of U.S.$1,017.50 per U.S.$1,000 principal amount of 2030 Notes tendered (the “Tender Consideration”). The Tender Consideration does not include the Early Tender Premium. 2030 Notes tendered may be withdrawn at any time on or prior to 5:00 p.m. (New York City time) on June 15, 2021, unless extended by BRF in its sole discretion (such time and date, as they may be extended, the “Withdrawal Date”), but not thereafter.

If any 2030 Notes are purchased in the Offer, 2030 Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date will be accepted for purchase in priority to any 2030 Notes validly tendered in the Offer after the Early Tender Date. Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Early Tender Date, no 2030 Notes that are validly tendered after the Early Tender Date will be accepted for

2

purchase, and any 2030 Notes tendered on or prior to the Early Tender Date and accepted for purchase on the Early Acceptance Date (or the Expiration Date, if the Early Settlement Right is not exercised) will be accepted on a prorated basis such that we purchase an aggregate principal amount of 2030 Notes that would result in the total purchase price, including any applicable Tender Consideration and Early Tender Premium but excluding any applicable Accrued Interest, not exceeding the Maximum Amount in the Offer.

In addition to the applicable Total Consideration and the applicable Tender Consideration, as applicable, holders whose 2030 Notes are accepted for purchase in the Offer will also receive accrued and unpaid interest (“Accrued Interest”) from, and including, the last interest payment date to, but not including, the Early Settlement Date and the Final Settlement Date (each, a “Settlement Date”), as applicable.

BRF reserves the right, but is under no obligation, at any point following the Early Tender Date and before the Expiration Date, to accept for purchase any 2030 Notes validly tendered and not subsequently withdrawn on or prior to the Early Tender Date (the “Early Settlement Right”). The date of payment for 2030 Notes purchased pursuant to the Early Settlement Right (the “Early Settlement Date”) will be determined at BRF’s option and is currently expected to be June 16, 2021, subject to all conditions of the Offer having been either satisfied or waived by BRF. All 2030 Notes tendered and accepted for purchase that have not been settled on the Early Settlement Date, if any, will be settled on June 30, 2021, promptly following the Expiration Date. In all cases, the total principal amount of 2030 Notes accepted for purchase by BRF may be subject to proration based upon the Maximum Amount as described in the Offer to Purchase.

Completion of the Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase. BRF has the right, in its sole discretion, to amend or terminate the Offer at any time, subject to applicable law.

BRF has retained Banco BTG Pactual S.A.—Cayman Branch and Citigroup Global Markets Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offer. The Offer to Purchase and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/brf. The full details of the Offer, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 856-3065 (US toll free) or in writing at brf@dfking.com. Documents relating to the Offer, including the Offer to Purchase, are also available at www.dfking.com/brf. Questions about the Offer may be directed to Banco BTG Pactual S.A.—Cayman Branch by telephone at +1 (212) 293-4600 (collect) or by email at OL-DCM@btgpactual.com and Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (toll free) or +1 (800) 558-3745 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offer is not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of BRF.

None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

3

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. Our principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in BRF’s Annual Report for fiscal year 2020 on Form 20-F. All forward-looking statements attributable to BRF are expressly qualified in their entirety by such risk factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF assumes no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offer.

4